SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                          Capital Southwest Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    140501107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Ned Sherwood
                               c/o ZS Crossover II
                           1133 Avenue of the Americas
                            New York, New York 10036
                            United States of America
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 140501107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ned Sherwood

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     50,706

8.   SHARED VOTING POWER

     109,147

9.   SOLE DISPOSITIVE POWER

     50,706

10.  SHARED DISPOSITIVE POWER

     109,147

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     159,853

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.27%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 140501107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ZS Crossover II GP, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     98,925

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     98,925

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     98,925

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.64%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 140501107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ZS Crossover II L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 140501107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ZS Special I L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     98,925

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     98,925

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     98,925

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.64%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 140501107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MRMP Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     50,706

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     50,706

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,706

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.36%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 140501107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Ned and Emily Sherwood Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,222

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,222

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,222

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 140501107
          ---------

     The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D as specifically set forth.

     The first paragraph of Item 2(a) is hereby amended and restated to read as follows:

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Amendment No. 5 is being filed by Ned Sherwood, ZS Crossover II GP, L.L.C., a Delaware limited liability company ("Crossover GP"), ZS Crossover II L.P., a Delaware limited partnership ("Crossover II"), ZS Special I L.P., a Delaware limited partnership ("Special I"), MRMP Trust, a South Dakota trust ("MRMP"), and The Ned and Emily Sherwood Foundation, a charitable foundation organized in the State of Delaware (the "Foundation", and together with Mr. Sherwood, Crossover GP, Crossover II, Special I and MRMP, the "Reporting Persons"), in order to report material changes in certain Reporting Persons' beneficial ownership of the Shares.

     Item 3 is hereby amended and restated to read as follows:
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase cost of the 159,853 Shares beneficially owned by Mr. Sherwood is approximately $21,599,531. The 98,925 Shares owned by Special I were acquired with Special I's working capital. The 50,706 Shares beneficially owned by MRMP were acquired with MRMP's investment capital. The 10,222 Shares beneficially owned by the Foundation were acquired with the Foundation's investment capital.

     Item 5 is hereby amended and restated to read as follows:
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) The percentages of Shares reported to be beneficially owned by the Reporting Persons are based upon 3,741,638 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2008, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

          As of the date hereof, both Special I and Crossover GP, as the general partner of Special I, may be deemed to beneficially own 98,925 Shares, constituting approximately 2.64% of the Shares outstanding. As a management committee member of Crossover GP, Mr. Sherwood may be deemed to beneficially own the Shares beneficially owned by Crossover GP.

          As of the date hereof, MRMP may be deemed to beneficially own 50,706 Shares, constituting 1.36% of the Shares outstanding. As a trustee with sole voting and dispository power over the Shares owned by MRMP, Mr. Sherwood may be deemed to beneficially own the 50,706 Shares owned by MRMP.

          As of the date hereof, the Foundation may be deemed to beneficially own 10,222 Shares, constituting less than 1% of the Shares outstanding. As a director of the Foundation, Mr. Sherwood may be deemed to beneficially own the 10,222 Shares owned by the Foundation.

     (b) By virtue of his positions with Crossover GP and the Foundation, Mr. Sherwood has shared power to vote and dispose of the 109,147 Shares aggregately owned by Special I and the Foundation. Mr. Sherwood has sole power to vote and dispose of the 50,706 Shares owned by MRMP.

     (c) Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons in the past 60 days. All such transactions were effected in the open market.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

     (e) Both Mr. Sherwood and Crossover GP ceased to be beneficial owners of more than 5% of the Shares on December 3, 2008.

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2008       ZS CROSSOVER II L.P.
                              By: ZS Crossover II GP, L.L.C., its general
                              partner

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Management Committee Member


                              ZS SPECIAL I L.P.
                              By: ZS Crossover II GP, L.L.C., its general
                              partner

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Management Committee Member


                              ZS CROSSOVER II GP, L.L.C.*

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Management Committee Member


                              MRMP TRUST

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Trustee


                              THE NED AND EMILY SHERWOOD FOUNDATION

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Director


                              /s/ Ned Sherwood*
                              ----------------------------
                              Ned Sherwood

*These Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   SCHEDULE A

  TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS:

Shares Purchased/(Sold)       Price Per Share ($)         Date of Purchase/Sale
-----------------------       -------------------         ---------------------

                                ZS SPECIAL I L.P.
                                -----------------

(200)                         $136.99                         10/14/2008

                              ZS CROSSOVER II L.P.
                              --------------------

(814)                         $123.88                         10/17/08
(718)                         $118.35                         10/20/08
(66)                          $118.00                         10/21/08
(200)                         $99.50                          10/28/08
(2,356)                       $100.44                         10/29/08
(1,238)                       $100.97                         10/30/08
(2,473)                       $101.19                         10/31/08
(1,716)                       $104.00                         11/3/08
(2,355)                       $101.35                         11/4/08
(604)                         $102.40                         11/5/08
(44)                          $100.39                         11/6/08
(1,100)                       $102.47                         11/7/08
(128)                         $95.00                          11/11/08
(200)                         $93.70                          11/14/08
(1,019)                       $88.64                          11/18/08
(667)                         $84.84                          11/19/08
(500)                         $75.41                          11/20/08
(600)                         $66.20                          11/21/08
(1,450)                       $72.82                          11/24/08
(600)                         $72.87                          11/25/08
(1,500)                       $75.04                          11/26/08
(700)                         $78.81                          11/28/08
(1,175)                       $74.12                          12/1/08
(977)                         $69.87                          12/2/08
(92,672)                      $76.58                          12/3/08
(460)                         $79.99                          12/4/08

                                   MRMP TRUST
                                   ----------

                                      NONE.

                      THE NED AND EMILY SHERWOOD FOUNDATION
                      -------------------------------------

                                      NONE.

SK 23192 0001 935598